Media Release 15 May 2020

Exhibit 99.7

James Hardie Announces Appointment of New Non-Executive Directors and Non-Executive Director Retirement

The Board of James Hardie Industries plc (James Hardie) has appointed Nigel Stein and Harold Wiens as independent non-executive directors of James Hardie effective 14 May 2020.

Mr Stein has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he has held since May 2018. Mr Stein joined Inchcape as a non-executive director in October 2015. Prior to holding this position, Mr Stein served as Chief Executive Officer of GKN plc (GKN) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer. Earlier in his career, Mr Stein held senior finance positions with Laird plc and Hestair plc. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America and the UK. Mr Stein is a member of the Institute of Chartered Accountants of Scotland and Industry Chairman of Automotive Council. He is a resident of the United Kingdom.

Mr Wiens worked at 3M Company (3M) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M’s largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth. Prior to holding this position, Mr Wiens served as Executive Vice President, Sumitomo 3M, 3M’s largest subsidiary, headquartered in Tokyo, Japan, from 1995 to 1998 and served as Data Storage Business Leader and Vice President from 1988 to 1995 and as Memory Technologies Group Manufacturing Manager from 1983 to 1988. Mr Wiens began his career with 3M in 1968 and held many positions of increasing responsibility over his first fifteen years with 3M. He is a resident of the United States.

Commenting on the appointments, Michael Hammes, Chairman of James Hardie, said “I am delighted that Nigel and Harold have agreed to join our Board. Nigel brings significant international, manufacturing and financial experience, while Harold brings a wealth of experience with proven results in driving global business growth with a strong focus on operational excellence. They will both be valuable additions to the Board.

James Hardie also announces that Brian Anderson will retire as a non-executive director with effect from the conclusion of the Annual General Meeting of the Company on 7 August 2020.

This media release has been authorized by the James Hardie Board of Directors

Media Release: James Hardie Appoints New Non-Executive Directors and Non-Executive Director Retirement

Media Release 15 May 2020

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Investor / Analyst Enquires: Anna Collins
Telephone: +61 2 8845 3356
Email:  media@jameshardie.com.au
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•statements about the Company’s future performance;
•projections of the Company’s results of operations or financial condition;
•statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•expectations concerning dividend payments and share buy-backs;
•statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
•statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;
•statements regarding tax liabilities and related audits, reviews and proceedings;
•statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
•expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values,

Media Release: James Hardie Appoints New Non-Executive Directors and Non-Executive Director Retirement

Media Release 15 May 2020

the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie Appoints New Non-Executive Directors and Non-Executive Director Retirement